Exhibit 99.1

Notice of Annual General Meeting on July 7, 2021

CALGARY, AB, June 21, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") announces that its forthcoming Annual General Meeting of shareholders (the "Meeting") will be held on July 7, 2021 at 1 p.m. MDT. As the safety of Sundial's communities, shareholders, employees and other stakeholders continues to be a priority, Sundial will hold the Meeting in a virtual-only format due to COVID-19.

The current nominees for election to the Board of Directors (the "Board"), include existing board members Greg Mills, Zach George, Gregory Turnbull and Bryan Pinney. Dr. Elizabeth Cannon has elected not to stand for re-election as a member of the Board.

Greg Mills, Chair of the Board, is pleased to announce that the Board has nominated Lori Ell for election to the Board at the Meeting, effective July 7, 2021.

"We are excited to nominate Lori as a new director for Sundial's Board," said Mr. Mills. "Lori complements our Board's skills and experiences, and we are confident she will provide valuable perspectives as we continue to execute our strategy and enhance long-term value for Sundial shareholders. The Board thanks Dr. Cannon for her contribution to Sundial and wishes her well in her future endeavours."

Ms. Ell has over 25 years of broad-based executive experience working with multi-billion-dollar, start-up, and midmarket companies in diverse industries including technology, and food manufacturing. Her most recent position is President of Growing Ideas, a business consulting practice located in Calgary, Alberta. She is also currently a director and chair of the board of AgJunction Inc. (TSX:AJX), where she previously held interim President and Chief Executive Officer roles. Mrs. Ell is a Certified Public Accountant, holds a Bachelor of Management degree, and holds an ICD.D designation from the Institute of Corporate Directors. Mrs. Ell also sits on the board of the Sawridge Group. She is a director on two Canadian Federal Departmental Audit Committees – Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada.

Sundial's Notice of Meeting and Management Information Circular relating to the Meeting has been filed and is available on SEDAR and EDGAR.

About Sundial Growers Inc.
Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments. Our cannabis operations centered in Canada cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total available space.  As a licensed producer that crafts cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the opinions and beliefs of management. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 21-JUN-21